SECU[barcode]SSION

15027339

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 19273

SEC MAIL PROCESSING RECEIVED AUG 06 2015 WASHINGTON DC 196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/14 AND ENDING 05/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stoever Glass & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael F. Carrigg (212) 952-1930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick J. Stoever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stoever Glass & Co., Inc., as of May 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires May 4, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*******For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOEVER, GLASS & CO., INC.
FOR THE YEAR ENDED MAY 31, 2015

Table of Contents

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Stoever, Glass & Co., Inc.

We have audited the accompanying statement of financial condition of Stoever, Glass & Co., Inc. as of May 31, 2015. This financial statement is the responsibility of Stoever, Glass & Co., Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stoever, Glass & Co., Inc. as of May 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
August 3, 2015

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2015

ASSETS

Cash	$	3,957,812
Securities owned, at fair value		25,883,073
Interest receivable		476,949
Prepaid income taxes		103,471
Due from affiliates		144,794
Furniture, fixtures, and equipment, less accumulated depreciation $463,991		45,130
Other assets		124,943
TOTAL ASSETS	$	30,736,172

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value	$	13,923,530
Due to clearing broker		6,632,790
Accounts payable and accrued expenses		230,822
Accrued interest payable		163,032
Loan payable to stockholder		1,500,000
Total liabilities		22,450,174
Commitments and contingencies (Notes 3, 4 and 6)		
Stockholders' equity:		
Common stock - $10 par value; 1,000 shares authorized, 500 shares issued		5,000
Additional paid-in capital		4,139,678
Retained earnings		4,356,500
		8,501,178
Less: treasury stock - 50 shares, at cost		(215,180)
Total stockholders' equity		8,285,998
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	30,736,172

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND OPERATIONS

Stoever, Glass & Co., Inc. (the "Company"), a New York corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company effects trades primarily in state and municipal obligations and corporate debt securities, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through Pershing LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.* Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from those estimates.

Revenue recognition

Securities transactions are recorded on a trade-date basis.

Fair value measurements

The Company follows the guidance in FASB ASC 820. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)
Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Furniture, fixtures and equipment
Furniture, fixtures and equipment are stated at cost. Depreciation for furniture, fixtures, and equipment is recorded on a straight-line basis using a maximum life of five years.

Advertising
Advertising costs are expensed as incurred.

Income taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent events

The Company has evaluated events and transactions occurring after the date of the statement of financial condition through August 3, 2015, and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions through its clearing broker. The Company's transactions are collateralized and are executed with and on behalf of bank, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company has agreed to indemnify its clearing broker for losses they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at May 31, 2015.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION (CONTINUED)

Since substantially all of the Company's securities are held in accounts at its clearing broker and substantially all of its operations are conducted through the clearing broker, the Company is subject to the credit risk of the clearing broker.

The Company places substantially all of its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with one major financial institution.

NOTE 4. DUE TO CLEARING BROKER

Due to clearing broker primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions, and deposit with the clearing broker. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned. The Company owes interest on amounts due to the clearing broker at a rate of 1% above the clearing broker's base lending rate. Interest expense incurred was approximately $399,000 for the year ended May 31, 2015.

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at May 31, 2015:

Equipment	$ 403,100
Furniture and fixtures	106,021
	509,121
Less accumulated depreciation	(463,991)
Furniture, fixtures and equipment, net	$ 45,130

NOTE 6. COMMITMENTS AND CONTINGENCIES

Lease agreement

The Company conducts its operations from an office that is leased under a non-cancelable operating lease expiring on July 31, 2017. At May 31, 2015, future minimum annual lease commitments under all operating leases are as follows:

Year ending May 31,	
2016	243,168
2017	243,168
2018	40,528
	$ 526,864

Litigation

The Company is subject to various legal, regulatory, and other proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's statement of financial condition.

NOTE 7. INCOME TAXES

The Company estimates that it has a federal net operating loss carryforward of approximately $3,274,000, which will expire in 2033 through 2035.

In addition, no benefit from income taxes has been recorded due to the uncertainty of the realization of any tax assets. Specifically, the tax benefits associated with the Company's net operating loss carryforwards for income tax purposes has been reserved by the recording of a valuation allowance in the amount of approximately $1,356,000 at May 31, 2015.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, state or local income tax examinations by taxing authorities for years before 2012.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses.

NOTE 8. EMPLOYEE RETIREMENT PLANS

Substantially all of the Company's employees may elect to defer a portion of their annual compensation pursuant to the Company-sponsored 401(k) tax-deferred savings plans. The Company also maintains a defined-contribution profit-sharing plan. Contributions to this plan are at the discretion of management. Management has determined that no contributions will be made to the plan for the year ended May 31, 2015.

NOTE 9. RELATED-PARTY TRANSACTIONS

At May 31, 2015, the Company was indebted to its principal stockholder pursuant to a demand note payable in the amount of $1,500,000. The loan is unsecured and bears interest at 4% per annum.

During the year, the Company's owners formed affiliates and advanced $144,794 to the affiliates to finance their operations.

NOTE 10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day. At May 31, 2015, the Company had net capital of approximately $4,051,000, which was approximately $3,801,000 in excess of its minimum net capital requirement of $250,000. The Company's percentage of aggregate indebtedness to net capital was 42.7% as of May 31, 2015.

NOTE 11. FAIR VALUE MEASUREMENTS

Assets and liabilities are measured at fair value based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of May 31, 2015:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Equity securities owned, at fair value:					
ETF	$ 40,620	$ -	$ -	$ 40,620	(a)
Sovereign bond	-	15,487	-	15,487	
U. S. Government Securities, at fair value	-	555,427	-	555,427	
State and municipal bonds, at fair value	-	7,170,557	-	7,170,557	(a)
Corporate bonds, at fair value:					
Metals & mining	-	1,422,728	-	1,422,728	
Energy	-	2,102,252	-	2,102,252	(a)
Telecom	-	7,472,682	-	7,472,682	(a)
Financials	-	3,171,891	-	3,171,891	(a)
Consumer services	-	2,135,895	-	2,135,895	(a)
Manufacturing	-	747,216	-	747,216	(a)
Healthcare	-	706,810		706,810	(a)
Other	-	341,508	-	341,508	(a)
	-	18,100,982	-	18,100,982	
Total	$ 40,620	$ 25,842,453	$ -	$ 25,883,073	

NOTE 11. FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total	Valuation Technique
Liabilities:					
U.S. Government securities sold, not yet purchased, at fair value	$ -	$ 1,866,617	$ -	$ 1,866,617	(a)
State and municipal bonds sold, but not yet purchased, at fair value	-	27,586	-	27,586	(a)
Corporate bonds sold, not yet purchased, at fair value:					
Telecom	-	278,831	-	278,831	(a)
Manufacturing	-	4,190,616	-	4,190,616	(a)
Financials	-	1,717,269	-	1,717,269	(a)
Metals & mining	-	2,407,530	-	2,407,530	(a)
Energy	-	1,177,007	-	1,177,007	(a)
Consumer services	-	2,258,074	-	2,258,074	(a)
	-	12,029,327	-	12,029,327	
Total	$ -	$ 13,923,530	$ -	$ 13,923,530	

Long equity securities are included in Level 1 as they are valued at quoted market prices. State and municipal bonds and corporate bonds owned are included in Level 2 of the fair value hierarchy due to their limited market activity. The valuation technique is a market approach that includes prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

During the year ended May 31, 2015, there were no transfers between levels of the fair value hierarchy.